Registration No.  333-137110
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1245

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on September 26, 2006 at 2:00 p.m. pursuant to Rule 487.

                ________________________________



                     S&P 500 Protected Portfolio(sm),
                          September 2006 Series

                                 FT 1245

                JPMorgan Solutions, Portfolio Consultant

FT 1245 is a series of a unit investment trust, the FT Series. FT 1245 consists of a single portfolio known as S&P 500 Protected Portfolio(sm), September 2006 Series (the "Trust"). The Trust consists of a portfolio of call options on the Standard & Poor's 500 Composite Stock Price Index ("Call Options") and zero coupon U.S. Treasury obligations ("Treasury Obligations"). Collectively, the Call Options and Treasury Obligations are referred to as the "Securities." The objective of the Trust is to provide the potential for capital appreciation together with $1,000 per Unit of protection against losses for investors who hold their investment until the Trust's Mandatory Termination Date.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                              1-800-621-9533


            The date of this prospectus is September 26, 2006

                            Table of Contents

Summary of Essential Information                                   3
Fee Table                                                          4
Report of Independent Registered Public Accounting Firm            5
Statement of Net Assets                                            6
Schedule of Investments                                            7
The FT Series                                                      8
Portfolio                                                          8
Risk Factors                                                       9
Public Offering                                                   11
Distribution of Units                                             13
The Sponsor's Profits                                             14
The Secondary Market                                              15
How We Purchase Units                                             15
Expenses and Charges                                              15
Tax Status                                                        16
Retirement Plans                                                  17
Rights of Unit Holders                                            17
Income and Capital Distributions                                  18
Redeeming Your Units                                              18
Removing Securities from the Trust                                19
Amending or Terminating the Indenture                             20
Description of Ratings                                            20
Information on the Sponsor, Trustee, Portfolio Consultant
       and Evaluator                                              22
Other Information                                                 23

                     Summary of Essential Information

         S&P 500 Protected Portfolio(sm), September 2006 Series
                                 FT 1245


                    As of the Evaluation Time on the
               Initial Date of Deposit-September 26, 2006


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.
      Portfolio Consultant:   JPMorgan Solutions LLC


Initial Number of Units                                                                                      130
Fractional Undivided Interest in the Trust per Unit                                                        1/130
Public Offering Price:
Public Offering Price per Unit (1)                                                                    $ 1,042.00
     Less Initial Sales Charge per Unit (2)                                                               (38.00)
                                                                                                      ___________
Aggregate Offering Price Evaluation of Securities and Redemption per Unit (3)(4)                        1,004.00
     Less Organization Costs per Unit (4)                                                                  (4.00)
                                                                                                      ___________
Net Asset Value per Unit                                                                              $ 1,000.00
                                                                                                       ==========
Cash CUSIP Number                                                                                     30271B 849
Wrap CUSIP Number                                                                                     30271B 856
Security Code                                                                                             043144
Ticker Symbol                                                                                             FPRPSX
First Settlement Date                                                                         September 29, 2006
Mandatory Termination Date (5)                                                                 November 16, 2009

______________

(1) The Public Offering Price shown above reflects the value of the Securities as of the Evaluation Time on the Initial Date of Deposit.

(2) You will pay a maximum sales charge of $38 per Unit which based on a per Unit price of $1,042 equals 3.647% of the Public Offering Price per Unit (equivalent to 3.80% of the net amount invested, net of the sales charge and the amount of cash deposited to pay the Trust's organization costs), consisting entirely of an initial sales charge. Because the maximum sales charge is a fixed dollar amount per Unit, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. If the price you pay for your Units exceeds $1,042 per Unit, the maximum sales charge will be less than 3.647% of the Public Offering Price per Unit. If the price you pay for your Units is less than $1,042 per Unit, the maximum sales charge will exceed 3.647%, but in no event will the maximum sales charge exceed 3.80% of the Public Offering Price per Unit.

(3) During the initial offering period, each Call Option is valued at its ask price and each Treasury Obligation is valued at its ask price as of the Evaluation Time. After the initial offering period, each Call Option is valued at its bid price and each Treasury Obligation is valued at its bid price as of the Evaluation Time. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the opening of trading on the New York Stock Exchange ("NYSE") (generally 9:30 a.m. Eastern time) on each day on which the NYSE and the market for Treasury Obligations are open (the "Evaluation Time").

(4) The Redemption Price per Unit will include the estimated organization costs until the end of the initial offering period as set forth under "Fee Table." After such date, the Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(5) See "Amending or Terminating the Indenture."

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 38 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  _____
Unit Holder Sales Fees (as a percentage of Public Offering Price)
Maximum Sales Charge imposed on purchase                                                            3.80%(a)      $38.00
                                                                                                    =======       =======

Organization Costs (as a percentage of Public Offering Price)
Estimated organization costs                                                                        .384%(b)      $4.00
                                                                                                    =======       =======


Page 2


Estimated Annual Trust Operating Expenses(c)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                              .078%         $0.80
Trustee's fee and other operating expenses                                                          .200%(d)      $2.05
                                                                                                    _______       _______
Total                                                                                               .278%         $2.85
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

          1 Year       3 Years      3-1/4 Years
          ______       _______      ___________
          $431         $488         $496

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The maximum sales charge consists entirely of an initial sales charge, deducted at the time of purchase. Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs. The initial sales charge is a fixed dollar amount per Unit. Because of this, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. At a Public Offering Price of $1,042 per Unit, the maximum sales charge will be 3.647% of the Public Offering Price per Unit. If the price you pay for your Units exceeds $1,042 per Unit, the maximum sales charge will be less than 3.647% per Unit. If the price you pay for your Units is less than $1,042 per Unit, the maximum sales charge will exceed 3.647%, but in no event will the maximum sales charge exceed 3.80% of the Public Offering Price per Unit.

(b) Estimated organization costs, which include a one-time portfolio consultant fee, will be paid by Unit holders and deducted from the assets of the Trust at the end of the initial offering period.

(c) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(d) Other operating expenses include estimated per Unit costs associated with license fees as described in "Expenses and Charges" but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                          Report of Independent
                    Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 1245


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 1245, comprising S&P 500 Protected Portfoliosm(sm), September 2006 Series (the "Trust"), as of 9:30 a.m. Eastern time (the "Evaluation Time") on September 26, 2006 (the "Initial Date of Deposit"). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the Evaluation Time on September 26, 2006, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 1245, comprising S&P 500 Protected Portfolio(sm), September 2006 Series, as of the Evaluation Time on September 26, 2006 (the Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
September 26, 2006

                         Statement of Net Assets

         S&P 500 Protected Portfolio(sm), September 2006 Series
                                 FT 1245


                    As of the Evaluation Time on the
               Initial Date of Deposit-September 26, 2006


                                                         NET ASSETS
Investment in Call Options (1)(2)                                                                        $ 16,148
Investment in Treasury Obligations represented by purchase contracts (1) (2)                             $113,852
Cash (3)                                                                                                      520
Less liability for reimbursement to Sponsor for organization costs (3)                                       (520)
                                                                                                         ________
Net assets                                                                                               $130,000
                                                                                                         ========
Units outstanding                                                                                             130
Net asset value per Unit (4)                                                                            $1,000.00
                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $135,460
Less maximum sales charge (5)                                                                              (4,940)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (520)
                                                                                                         ________
Net assets                                                                                               $130,000
                                                                                                         ========
______________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of the financial statement in accordance with accounting principles generally accepted in the United States that require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a portfolio of Call Options and Treasury
Obligations. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of November 16, 2009.

(2) An irrevocable letter of credit issued by The Bank of New York of which approximately $150,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Treasury Obligations according to their purchase contracts and the amount of the Call Option premium.

(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. The costs of establishing the Trust have been estimated at $4.00 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes cash for organization costs. Organization costs will only be assessed to Units outstanding at the close of the initial offering period.

(5) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised solely of an initial sales charge) computed at the rate of 3.647% of the Public Offering Price per Unit (equivalent to 3.80% of the net amount invested, net of the sales charge and the amount of cash deposited to pay the Trust's organization costs). The initial sales charge is a fixed dollar amount per Unit. Because of this, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. At a Public Offering Price of $1,042 per Unit, the maximum sales charge will be 3.647% of the Public Offering Price per Unit. If the price you pay for your Units is less than $1,042 per Unit, the maximum sales charge will exceed 3.647%, but in no event will the maximum sales charge exceed 3.80% of the Public Offering Price per Unit.

                         Schedule of Investments

         S&P 500 Protected Portfolio(sm), September 2006 Series
                                 FT 1245


                    As of the Evaluation Time on the
               Initial Date of Deposit-September 26, 2006


Treasury Obligations:
                                                                                            Percentage        Cost of
Maturity                                                                                    of Aggregate      Securities to
Value         Title of Treasury Obligation (1)                                              Offering Price    the Trust (3)
________      ________________________________                                              ______________    ____________
$  1,000      Zero coupon U.S. Treasury bonds
              maturing May 15, 2008                                                          0.71%            $    927
$130,000      Zero coupon U.S. Treasury bonds
              maturing November 15, 2009                                                    86.87%            $112,925
                                                                                            ______            ________
                                                                                            87.58%            $113,852


Call Options:

Name of S&P 500 Index                         Ratings of Issuer (2)
Call Options Issuer (1)                   S&P            Moody's       Expiration Date
_____________________________             ________       ________      _______________
Barclays Bank PLC                         AA             Aa1           November 13, 2009      12.42%            $ 16,148
                                                                                              ______            ________

                 Total Investments                                                            100.00%           $130,000
                                                                                              =======           ========
______________

(1) The Call Options reference the closing level of the S&P 500 Index on September 27, 2006. The Sponsor purchased Treasury Obligations that mature on the day prior to the Mandatory Termination Date and are scheduled to return $1,000 per Unit on the Mandatory Termination Date and additional Treasury Obligations that mature prior to that date to pay the Trust's operating expenses. The Treasury Obligations were purchased at a discount from their par value because there is no stated interest income thereon. Over the life of the Treasury Obligations the value increases, so that on the day prior to the Mandatory Termination Date the Treasury Obligations purchased to provide $1,000 per Unit on the Mandatory Termination Date will mature and the holders will receive 100% of the principal amount thereof. All Treasury Obligations are represented by regular way contracts to purchase such Treasury Obligations which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Treasury Obligations on September 26, 2006. Such purchase contracts are expected to settle within three business days. The Sponsor entered into the Call Options on September 26, 2006. Payment of the option premium for the Call Options is due by October 2, 2006.

(2) Ratings are by Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, Inc. ("Standard & Poor's") and Moody's Investors Service, Inc. ("Moody's") and are unaudited. For a description of the rating symbols and their meaning see "Description of Ratings." Such ratings were obtained from an information reporting service other than Standard & Poor's or Moody's.

(3) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the ask prices of the Call Options and the ask prices of the Treasury Obligations as of the Evaluation Time on the Initial Date of Deposit). The ask prices of the Call Options and the ask prices of the Treasury Obligations are greater than the bid side prices of the Call Options and the Treasury Obligations, respectively, which are the basis on which the Redemption Price per Unit is determined after the initial offering period. The value of the Securities as of the Evaluation Time on the Initial Date of Deposit based on the bid side price of the Call Options and the Treasury Obligations is $129,671. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $130,053 and $53, respectively.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1245, consists of a single portfolio known as S&P 500 Protected
Portfolio(sm), September 2006 Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P. as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of Treasury Obligations and Call Options with the Trustee, and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments").

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. Except as described above, the portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash to purchase Securities to create additional Units, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in the Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Treasury Obligations initially deposited in the Trust fails, unless we can purchase substitute Treasury Obligations ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objectives.

The objective of the Trust is to provide the potential for capital appreciation together with $1,000 per Unit of protection against losses for investors who hold their investment until the Trust's Mandatory Termination Date.

As an investor in this Trust, you may be able to accomplish two goals-safety and growth. We seek to accomplish these goals by investing in Call Options on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") along with Treasury Obligations. While the Trust's market value per Unit will fluctuate during the Trust's life, the value should be at least $1,000 per Unit if you hold your Units until the Trust's Mandatory Termination Date.

Treasury Obligations. The Trust's portfolio contains Treasury Obligations that are designed to return $1,000 per Unit at the Mandatory Termination Date to investors who hold their Units until that date and additional Treasury Obligations that mature prior to that date that are designed to pay the Trust's ongoing operating expenses. The Treasury Obligations do not pay interest. An implied amount of interest is added to the original investment each year, increasing the value of the Treasury Obligations as they approach maturity. Although no interest payments will be distributed during the life of the Trust, investors are subject to income taxes at ordinary rates as if a distribution had occurred. See "Tax Status." The Treasury Obligations are backed by the full faith and credit of the U.S. Government; however, Units of the Trust are not.


Call Options. The Trust's portfolio also contains Call Options. The Call Options are over-the-counter, European style call options on the S&P 500 Index. Over-the-counter, European style call options are options which are not listed on a securities exchange. The Call Options may only be exercised at their expiration date. When entered into, the strike price for the Call Options will be at a price which corresponds to the level of the S&P 500 Index at its close on September 27, 2006 (the "Option Start Time"). The Call Options held by the Trust are structured to return to each Unit at their expiration date an amount (the "Call Options Participation Amount") equal to a percentage of the price appreciation (exclusive of dividends) (the "Call Options Participation Percentage"), if any, of an investment of $1,000 in the stocks which comprise the S&P 500 Index for a period of approximately 38 months from the Option Start Time. If your Public Offering Price per Unit exceeds $1,042, the net amount that you invest (Public Offering Price less sales charge and the amount of cash deposited to pay the Trust's organization costs) will exceed $1,000 per Unit, which means that you will pay more than $1,000 to receive the Call Options Participation Amount, which is based on an investment of $1,000 in the stocks which comprise the S&P 500 Index over the life of the Trust. The Call Options Participation Percentage will be determined at the Option Start Time and will be no less than 70%. For example, with a Call Options Participation Percentage of 70%, if the S&P 500 Index appreciates by 20% over this period, investors who held their Units until termination of the Trust would expect to receive a Call Options Participation Amount of $140 per Unit from the Call Options held in the Trust (20% S&P 500 Index appreciation multiplied by 70% Call Options Participation Percentage multiplied by $1,000 per Unit). If, however, the S&P 500 Index does not appreciate during this time period, the Call Options will expire worthless. In that case, you would still receive $1,000 per Unit due to the Treasury Obligations if you hold your Units until the Trust's Mandatory Termination Date. The actual Call Options Participation Amount will likely be less than the Call Options Participation Percentage multiplied by the S&P 500 Index appreciation, if any, to the extent Call Options are sold to pay Trust expenses or as a result of redemption activities. The Call Options will expire approximately three days prior to the Trust's Mandatory Termination Date. Each of the Call Options is an obligation of, or guaranteed by, a financial institution whose long-term debt or financial strength and claims-paying ability are rated in the category "A" or better by Standard & Poor's and in the category "A2" or better by Moody's on the Initial Date of Deposit.


You should be aware that predictions stated herein may not be realized. In addition, the performance of the Trust is expected to differ from that of the S&P 500 Index. Of course, as with any similar investment, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," and "Standard & Poor's 500(R)" are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by First Trust Portfolios, L.P. The S&P 500 Protected Portfolio(sm), September 2006 Series is not sponsored, endorsed, sold or promoted by Standard & Poor's(R) and Standard & Poor's(R) makes no representation regarding the advisability of investing in the Trust.

                       Risk Factors

Your investment in Units of the Trust involves risks. You should consider carefully the following discussion of these risks before you decide whether to invest in the Trust.

The return on the Units is based on the value at the Mandatory Termination Date of the Trust's portfolio of Call Options and Treasury Obligations. If the level of the S&P 500 Index at expiration date of the Call Options is less than or equal to the S&P 500 Index level at the Option Start Time, the Call Options will expire worthless. This will be true even if the level of the S&P 500 Index was higher than the level at the Option Start Time at some time during the life of the Trust.ON THE MANDATORY TERMINATION DATE, YOU WILL RECEIVE NO MORE THAN $1,000 PER UNIT IF THE LEVEL OF THE S&P 500 INDEX AT THE EXPIRATION DATE OF THE CALL OPTIONS DOES NOT EXCEED THE LEVEL AT THE OPTION START TIME.

Termination Value. The Trust has been designed to return to investors at least $1,000 per Unit only for investors who hold their Units until the Trust's Mandatory Termination Date. The price you pay for your Units will likely exceed $1,000 per Unit. The Trust is not designed to provide you with a minimum termination value equal to the price you pay for your Units, but should provide you with a minimum termination value of $1,000 per Unit if you hold your Units until the Trust's Mandatory Termination Date. If you redeem or sell your Units prior to the Trust's Mandatory Termination Date, the amount you will receive will be based on the value at that time of the Treasury Obligations and the Call Options, and you may receive less than $1,000 per Unit.

Price Volatility. The Trust invests in Treasury Obligations and Call Options. The value of the Trust's Units will fluctuate with changes in the value of these Treasury Obligations and Call Options. Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Treasury Obligations. An investment in Units should be made with an understanding of the risks which an investment in Treasury Obligations entails. Such Treasury Obligations are purchased at a deep discount because the buyer obtains only the right to a fixed payment at a fixed date in the future and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the Treasury Obligations) is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Zero coupon bonds do not provide for the payment of any interest. The buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. As a result, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality that pay interest.

Call Options. Many economic and market factors will influence the value of the Call Options, including: the expected volatility of the S&P 500 Index; the time to maturity of the Call Options; the dividend rate on the stocks underlying the S&P 500 Index; interest and yield rates in the market; interest and yield rates available to each Call Option counterparty; economic, financial, political, regulatory or judicial events that affect the stocks represented in the S&P 500 Index or bond or stock markets generally and which may affect the value of the S&P 500 Index level; and option counterparty creditworthiness. As the performance of the Call Options is tied to the performance of the S&P 500 Index, the value of the Call Options will also be adversely affected by decreases in the value of the stocks which comprise the S&P 500 Index, changing investor perceptions regarding the general condition of the stock market, a reduction in the perceived volatility of the stock market and the remaining time to the expiration date of the options. You should also be aware that the value of the Call Options will not increase or decrease at the same rate as the S&P 500 Index (although they are generally expected to move in the same direction). As the Call Options approach their expiration, their value will increasingly move in tandem with the S&P 500 Index. The historical performance of the S&P 500 Index is not indicative of future performance and cannot be used to predict the S&P 500 Index level at the expiration date of the Call Options. The level of the S&P 500 Index at the expiration date may be flat or negative compared to the level of the S&P 500 Index at the Option Start Time.


The Call Options are designed to return to each Unit at their expiration date an amount equal to the Call Options Participation Amount, which is the Call Options Participation Percentage multiplied by the price appreciation (exclusive of dividends), if any, of an investment of $1,000 in the stocks which comprise the S&P 500 Index for a period of approximately 38 months from the Option Start Time. You may receive a lower payment at the Mandatory Termination Date than you would receive if you invested in all the component stocks of the S&P 500 Index or instruments that provide full participation in the S&P 500 Index. Unlike stocks and bonds, which may fall in value after you purchase them but, in the absence of insolvency, will generally have some value, if the performance of the S&P 500 Index over this period is negative, the Call Options will expire worthless. In addition, the Trust may sell Call Options to pay expenses of the Trust or to meet redemptions. These sales will reduce the Call Options Participation Amount, the Call Options Participation Percentage and the capital appreciation potential of the Trust. The Trust has the right, in the discretion of the Sponsor, to terminate Call Options prior to their expiration date in the event of certain adverse developments concerning the counterparty that might make retention of the Call Options detrimental to the interests of Unit holders. Such early termination of any Call Options will reduce the capital appreciation potential of the Trust.


Distributions. Because the Call Options do not pay any dividends and the Treasury Obligations pay no interest, the Trust will likely make no distributions until a reasonable time after the Trust's Mandatory
Termination Date. As such, the Trust is not an appropriate investment if you are seeking current income.

Because the Trust will not receive any income from the Call Options or Treasury Obligations that will return $1,000 per Unit on the Mandatory Termination Date during its life, additional Treasury Obligations have been included in the Trust's portfolio to pay ongoing Trust expenses. To the extent that proceeds from these Treasury Obligations are insufficient to pay expenses, Call Options will be sold to pay expenses. Call Options and Treasury Obligations will also be sold to meet redemption requests. However, the Treasury Obligations that ensure that the Trust will be able to provide $1,000 per Unit at the Trust's Mandatory Termination Date will not be sold to pay expenses of the Trust or to meet redemption requests unless their sale will not reduce the per Unit termination value on that date below $1,000. The sale of a portion of the Call Options in these situations will reduce the capital appreciation potential of the Trust. Although the Treasury Obligations pay no interest, they are deemed for federal income tax purposes to be original issue discount bonds, which accrue an imputed amount of interest on a daily basis over their life. Each year you must include as part of your taxable income the amount of any accreted original discount on the Treasury Obligations. Therefore, you will be taxed on the Treasury Obligations even prior to receiving any cash distributions. See "Tax Status" for additional information.

Option Counterparty Risks. The Call Options purchased by the Trust are privately negotiated securities that are not traded on a securities exchange. These types of options are known as "over-the-counter" or "OTC" options. Over-the-counter options, such as the Call Options, are transacted directly with dealers or other counterparties and not through a clearing corporation, and involve a risk of non-performance by such counterparties as a result of the insolvency of such counterparties or other factors, including political or economic events. The obligations of the counterparties are not collateralized or otherwise secured. If the rating of a counterparty's long-term debt or financial strength and claims-paying ability is reduced to BBB- by Standard & Poor's or Baa3 by Moody's, collateral will be required for that counterparty's obligation to the Trust. If the counterparty fails to deliver required collateral, the Trust may early terminate the Call Options of that counterparty. Such early termination of any Call Options will reduce the capital appreciation potential of the Trust. The Trust may have difficulty selling the Call Options during the life of the Trust if the counterparty to the Call Options is unwilling or unable to purchase the options. The price the Trust receives on the sale of the Call Options in these situations may be adversely affected by the unwillingness of the counterparty to the Call Options to purchase them. This may affect the capital appreciation potential of the Trust. In addition, disruptions or suspensions of trading in the markets as a whole may make valuation of the Call Options, and consequently settlement of the Call Options with the counterparties, difficult. If a market disruption event occurs at or near the Mandatory Termination Date, there may be a delay in the payment, if any, by the counterparty.

Index Composition Risk. Standard & Poor's can add, delete or substitute the stocks underlying the S&P 500 Index or make other methodological changes that could change the level of the S&P 500 Index. The Call Options will reflect the composition of the S&P 500 Index as it changes from time to time. Changing the companies included in the S&P 500 Index may affect the S&P 500 Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Standard & Poor's will not consider the Trust's interests in calculating or revising the S&P 500 Index.

Legislation/Litigation. From time to time, legislative initiatives are adopted or proposed in the United States and abroad which may have a negative impact on the Securities. In addition, litigation may be initiated on a variety of grounds affecting the Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the Securities.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The ask price of the Treasury Obligations;

-  The ask price of the Call Options;

-  The amount of any cash in the Income and Capital Accounts; and

-  The maximum sales charge.

The price you pay for your Units may differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Cash which comprises the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the Portfolio Consultant's fee, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) has been included in the Trust. The Sponsor will be reimbursed for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust.

Minimum Purchase.

The minimum amount you can purchase of the Trust is a single Unit
(including if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

You will pay a maximum sales charge of $38 per Unit, which based on a per Unit price of $1,042 equals 3.647% of the Public Offering Price per Unit (equivalent to 3.80% of the net amount invested, net of the sales charge and the amount of cash deposited to pay the Trust's organization costs), which consists entirely of an initial sales charge. Because the maximum sales charge is a fixed dollar amount per Unit, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. If the price you pay for your Units exceeds $1,042 per Unit, the maximum sales charge will be less than 3.647% of the Public Offering Price per Unit. If the price you pay for your Units is less than $1,042 per Unit, the maximum sales charge will exceed 3.647%, but in no event will the maximum sales charge exceed 3.80% of the Public Offering Price per Unit.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as described below.

                             Your maximum     Dealer
If you invest                sales charge     concession per
(in thousands):*             will be:         will be:
______________               ____________     ______________
$50 but less than $100       $35.50           $27.50
$100 but less than $250      $33.00           $25.00
$250 but less than $500      $29.50           $22.00
$500 but less than $1,000    $28.00           $21.00
$1,000 or more               $23.00           $16.50

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

If you purchase Units of the Trust during the initial offering period using termination proceeds from other unit investment trusts with a similar strategy as the Trust or your redemption or termination proceeds from any unit investment trust we sponsor, these Units will be subject to a maximum sales charge of $28 per Unit. However, if you invest redemption or termination proceeds of $1,000,000 or more in Units of the Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts"), may purchase Units at the Public Offering Price less the concession we would typically allow such broker/dealer. See "Distribution of Units - Dealer Concessions." Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Fee Accounts Units by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received after the previous day's Evaluation Time but before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and days on which the NYSE and/or the market for U.S. Treasury obligations is closed.

The aggregate underlying value of the Treasury Obligations will be determined on the basis of current ask prices.

The aggregate underlying value of the Call Options in the Trust will be determined on the basis of current ask prices. If current ask prices are unavailable, the valuation of the Call Options is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Call Options on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of $30.00. However, for Units, other than Fee Accounts Units, which are purchased using redemption or termination proceeds, this amount will be reduced to $20.00.

In addition, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales during the current month of units of unit investment trusts sponsored by us and which were deposited on June 30, 2006 or later:

Total sales                               Additional
(in millions)                             Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 or more                              0.125%


Dealers and other selling agents will not receive a concession on the sale of Fee Accounts Units, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.


Other Compensation and Benefits to Broker/Dealers.


The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, the Sponsor will pay JPMorgan Securities Inc. $2.00, $2.50 $3.00, $3.50 or $4.00 per Unit of the amount received by the Sponsor in connection with the sale of Units (less 40% of any additional sales concessions) on total Trust sales less than $30 million, $30 million but less than $50 million, $50 million but less than $75 million, $75 million but less than $100 million or $100 million or more, respectively, for providing training and research and for assisting in the preparation of distribution materials related to the Trust.


Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the securities represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and securities included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit less any reduction as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss. (See
Note 3 of "Schedule of Investments.") Dealers and others may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- License fees payable by the Trust for the use of certain trademarks and trade names of Standard & Poor's and certain servicemarks of JPMorgan Solutions LLC;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. We cannot guarantee that the distributions received by the Trust will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities, including Treasury Obligations, to make cash available to pay these charges which may result in capital gains or losses to you. However, Treasury Obligations that are intended to return $1,000 per Unit on the Mandatory Termination Date will not be sold to pay expenses unless their sale will not reduce the per Unit termination value on that date below $1,000. See "Tax Status."

                        Tax Status


This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or local or foreign taxes. This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service
("IRS") could disagree with any conclusions set forth in this section.
In addition, our counsel was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be deposited in the Trust. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law. As with any investment, you should consult your own tax professional about your particular consequences.


Assets of the Trust.

The Trust will hold one or more of the following: (i) zero coupon U.S. Treasury bonds (the "Treasury Obligations") and (ii) over-the-counter call options on the S&P 500 Index (the "Call Options"). All of the assets held by the Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.


If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., accruals of original issue discount and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses. Instead, you will be treated as if you directly paid your pro rata share of the Trust's gross expenses.


Your Tax Basis and Income or Loss upon Disposition.

If the Trust disposes of Trust Assets or a Call Option expires without being exercised, you will generally recognize gain or loss, if any. If you dispose of your Units or redeem your Units for cash, you will be treated as disposing of a pro rata portion of Trust Assets, and you will also generally recognize gain or loss, if any. To determine the amount of this gain or loss, you must subtract your tax basis in the relevant portion of the Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among each Trust Asset ratably according to its value on the date you purchase your Units. The tax basis of your pro rata share of the Treasury Obligations will be increased by the amount of original issue discount that you include in income. See "Original Issue Discount" below.

The gain or loss you realize will generally be treated as capital gain or loss. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period for your pro rata share of Trust Assets. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Original Issue Discount.


The Treasury Obligations will be treated as having been issued at an original issue discount. This original issue discount is generally equal to the difference between your share of the amount payable on the due date and your purchase price allocable to the Treasury Obligations. You will be required to include original issue discount in respect of the Treasury Obligations in income as it accrues, in accordance with a constant yield method based on compounding interest, before the Trust's receipt of cash payments attributable to the income. Under the constant yield method, you generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods. Original issue discount accrues on a daily basis and is generally treated as interest income for federal income tax purposes as it accrues. Your basis of each Treasury Obligation will be increased as original issue discount accrues.


This discussion provides only the general rules with respect to the tax treatment of original issue discount. The rules, however, are complex and special rules apply in certain circumstances.

Limitations on the Deductibility of Trust Expenses.


Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You will generally deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Miscellaneous itemized deductions are deductible by individuals for regular U.S. federal income tax purposes only to the extent that such deductions exceed 2% of the individual's adjusted gross income, are not deductible by an individual for U.S. federal alternative minimum tax purposes and are subject to certain other limitations on deductibility.


Foreign Investors

Foreign investors (including non-resident alien individuals and non-U.S. corporations) not engaged in a trade or business in the United States will generally not be subject to U.S. federal income tax, including withholding tax, with respect to an investment in the Trust if certain requirements are met, including the certification of foreign status. Under certain circumstances, withholding agents will file with the Internal Revenue Service foreign person information returns with respect to foreign persons' investments in the Trust.

State and Local Taxes.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trust for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trust is not treated as a corporation for federal income tax purposes, it will not be taxed as a corporation for New York State and New York City tax purposes, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts

- Keogh Plans

- Pension funds, and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units, you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

              Income and Capital Distributions

We do not anticipate that the Trust will make any distributions during its life. The Trustee will, however, distribute money from the Income and Capital Accounts monthly on the last day of each month to Unit holders on the fifteenth day of such month provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of the Trust. No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. The Trustee will not distribute amounts in the Capital Account designated to meet redemptions or pay expenses. Within a reasonable time after the Trust is terminated you will receive the pro rata share of the proceeds the Trust receives from the sale of the Call Options and the maturity of the remaining Treasury Obligations. You will also receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distributions and deliver such amounts to the IRS. You may recover these amounts by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If there is insufficient cash to pay Trust expenses, the Trust may have to sell Securities to pay Trust operating expenses. Treasury Obligations that are intended to return $1,000 per Unit on the Mandatory Termination Date will not be sold to pay expenses unless their sale will not reduce the per Unit termination value on that date below $1,000. In addition, the Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the Date of Tender (as defined below), you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The date of tender (the "Date of Tender") is considered to be the date on which the Redemption Price per Unit is calculated for Units for which the Trustee has received your certificates or redemption request.

However, if your certificates or redemption request are received after 9:30 a.m. Eastern time on a day the NYSE and the market for U.S.
Treasury obligations are open for trading, the Date of Tender is the next day the NYSE and the market for U.S. Treasury obligations are open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

The Trustee may sell Securities to make funds available for redemption. However, Treasury Obligations that are intended to return $1,000 per Unit on the Trust's Mandatory Termination Date will not be sold to the extent that it affects the Trust's ability to pay $1,000 per Unit on the Trust's Mandatory Termination Date. If Securities are sold, the size of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time. In addition, the price of the Securities will fluctuate between the time the redemption price is calculated and the Securities are sold to meet the redemption request. As a result, remaining Unit holders may experience a dilution of their investment.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

If either the NYSE or the market for U.S. Treasury obligations is closed (other than customary weekend and holiday closings);

If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase Securities; and

2. the aggregate underlying value of the Securities held in the Trust; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash, if any, held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- Any action or proceeding prevents the payment of proceeds on the Security;

- There is any legal question or impediment affecting a Security;

- The issuer of a Security has breached a covenant which would affect the issuer's credit standing or otherwise damage the sound investment character of such Security;

- The issuer has defaulted on the payment on any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us; or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. Treasury Obligations will not be sold to meet redemption requests or pay expenses unless their sale will not reduce the per Unit termination value on the Mandatory Termination Date below $1,000. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders; or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire sales charge.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of the Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                  Description of Ratings*

                 *As published by the rating companies.

Standard & Poor's.

A brief description of the applicable Standard & Poor's rating symbols and their meanings follows:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.  Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA - Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA - Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A - Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB - Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

BB, B, CCC, CC - Debt rated BB, B, CCC and CC is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposure to adverse conditions.

Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his/her own judgment with respect to such likelihood and risk.

Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by Standard & Poor's 180-member analytical staff. These may include mergers, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise noted, a rating decision will be made within 90 days. Issues appear on Credit Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since Standard & Poor's continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review. Thus, rating changes will occur without issues appearing on Credit Watch.

Moody's Investors Services.

A brief description of the applicable Moody's rating symbols for corporate and municipal bonds and their meanings follows:

Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

A1 and Baa1 - Bonds which are rated A1 and Baa1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

Baa - Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con.(- - -) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or
(d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

                              Information on
                     the Sponsor, Trustee, Portfolio
                        Consultant and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts and other securities under the "First Trust" brand name. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $70 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the NASD and Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2005, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $37,849,711 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trust, or

- Continue to act as Trustee without terminating the Indenture.

The Portfolio Consultant.

The Portfolio Consultant is JPMorgan Solutions LLC, a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission. The Portfolio Consultant's address is 277 Park Avenue, 9th Floor, New York, New York 10172.

The Portfolio Consultant has expertise in the structuring and execution of derivatives to effect various investment objectives. The Portfolio Consultant employs seasoned structured product professionals with extensive derivatives knowledge and experience. The Portfolio Consultant will recommend a list of securities for deposit into the Trust. With respect to the Call Options, the Portfolio Consultant will be responsible for soliciting offers from potential counterparties, selecting from the offers submitted and negotiating on behalf of the Trust the terms of the Call Options.

The Evaluator will determine the appropriate valuation of the Call Options after consultation, as necessary, with the Portfolio Consultant. The Portfolio Consultant will be available for consultation with the Evaluator in connection with any amendment, unwind or early termination of a Call Option.

The Portfolio Consultant has only the responsibilities and obligations to the Trust or the Unit holders described in the preceding two paragraphs. The Portfolio Consultant has licensed certain service marks to the Trust. An affiliate of the Portfolio Consultant, JPMorgan Securities Inc., will be compensated by the Sponsor in connection with the Trust. See "Distribution of Units." In its capacity as an investment adviser for other individuals and entities, the Portfolio Consultant may recommend or effect transactions in the S&P 500 Index or its component stocks, call options on the S&P 500 Index or its component stocks or Treasury obligations; this activity may impact the market value of the Securities. Affiliates of the Portfolio Consultant may act as principal or agent in connection with the purchase or sale of the S&P 500 Index or its component stocks, call options on the S&P 500 Index or its component stocks and Treasury obligations, issue reports or make recommendations regarding any such securities and receive compensation in connection with any of the foregoing.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the Evaluation Time on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             First Trust(R)

         S&P 500 Protected Portfolio(sm), September 2006 Series
                                 FT 1245

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.
                          1001 Warrenville Road
                          Lisle, Illinois 60532
                             1-630-241-4141

                          Portfolio Consultant:

                         JPMORGAN SOLUTIONS LLC
                       277 Park Avenue, 9th Floor
                        New York, New York 10172

                                Trustee:

                          THE BANK OF NEW YORK
                           101 Barclay Street
                        New York, New York 10286
                             1-800-813-3074
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-                 Securities Act of 1933 (file no. 333-137110) and

-                 Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                              Commission at
                             1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                           September 26, 2006


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits




                               S-1


                           SIGNATURES

     The Registrant, FT 1245, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179 and FT 1180 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1245, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on September 26, 2006.

                              FT 1245

                              By   FIRST TRUST PORTFOLIOS L.P.
                                        Depositor




                              By   Jason T. Henry
                                   Senior Vice President

                               S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                  TITLE*                 DATE

Judith M. Van Kampen         Director           )
                             of The Charger     )   September 26, 2006
                             Corporation, the   )
                             General Partner of )
                             First Trust        )
                             Portfolios, L.P.   )

Karla M. Van Kampen-Pierre   Director           )
                             of The Charger     )   Jason T. Henry
                             Corporation, the   )   Attorney-in-Fact**
                             General Partner of )
                             First Trust        )
                             Portfolios, L.P.   )


David G. Wisen               Director           )
                             of The Charger     )
                             Corporation, the   )
                             General Partner of )
                             First Trust        )
                             Portfolios, L.P.   )




       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-137110 of our report dated September 26, 2006 relating to the financial statement of FT 1245 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.






DELOITTE & TOUCHE LLP


Chicago, Illinois
September 26, 2006


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 945 and certain subsequent Series, effective March 3, 2005 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1245 and certain subsequent Series, effective September 26, 2006 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator,  and First Trust Advisors L.P., as  Portfolio
         Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement (incorporated  by  reference   to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.




                               S-7